EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	October 1,	September 26,
	2004	2003
	(In millions, except ratios)
Earnings:
Net income	$40.1	$26.0
Plus: Income taxes	18.8	12.8
Fixed charges	7.7	8.0
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$66.6	$46.8

Fixed Charges:
Interest expense	$6.0	$6.3
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	1.7	1.7

	$7.7	$8.0

Ratio of Earnings to Fixed Charges	8.65	5.85